UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2006
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.
Commission File Number 1-9965
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KEITHLEY INSTRUMENTS, INC.
28775 AURORA ROAD
CLEVELAND, OHIO 44139

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST
AND PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED
DECEMBER 31, 2006

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

PAGE
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2006	3

Notes to Financial Statements	4-8

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

Signatures	10

Exhibit 23.1 Consent of SS&G Financial Services, Inc.

NOTE:	Certain schedules required under the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
   of the Keithley Instruments, Inc.
   Retirement Savings Trust and Plan
We have audited the accompanying statements of net assets available for plan benefits for Keithley Instruments, Inc. Retirement Savings Trust and Plan as of December 31, 2006 and 2005, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006, and the supplemental schedule of assets (held at end of year) as of December 31, 2006. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit.
We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion the financial statements and supplemental schedule referred to above present fairly, in all material aspects, the net assets available for plan benefits of the Keithley Instruments, Inc. Retirement Savings Trust and Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
/s/ SS&G Financial Services, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
Cleveland, Ohio
June 13, 2007

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
Investments, at fair value (See Note 3)	$49,916,840	$43,692,621
Participant loans	117,858	69,904

Total investments	50,034,698	43,762,525

Receivables:
Employer contribution	426,927	474,341
Participant contributions	247,249	223,669
Dividends and interest	14,417	8,047

Total receivables	688,593	706,057

Net assets available for plan benefits	$50,723,291	$44,468,582

The accompanying notes are an integral part of these financial statements.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

Additions to net assets attributed to:

Investment income:
Net appreciation of investments	$3,513,496
Dividends and interest	1,353,603

Total investment income	4,867,099

Contributions:
Employer	844,734
Participants	2,996,038
Rollovers	275,562

Total contributions	4,116,334

Total additions	8,983,433

Deductions from net assets attributed to:

Distributions to participants	(2,720,843)
Other distributions	(7,881)

Total deductions	(2,728,724)

Net increase	6,254,709

Net assets available for plan benefits at beginning of year	44,468,582

Net assets available for plan benefits at end of year	$50,723,291

The accompanying notes are an integral part of these financial statements.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — PLAN DESCRIPTION:
The following description of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
Participation
The Plan is a defined contribution plan, established on January 1, 1988, covering all domestic employees of Keithley Instruments, Inc. and its participating subsidiaries (the “Company”) that have attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Administration
The Plan is administered by the Company (the “Administrator”). The administration of the Plan includes exercising all necessary powers as provided by the Plan to interpret and apply the Plan provisions. The Company has the right to settle claims or debts and to defend any claims arising from the operation of the Plan. The Charles Schwab Trust Company (“Schwab”) is the trustee and acts as the custodian of the Plan.
Contributions
Participants may elect to contribute up to 25% of their compensation and have the option of contributing their profit sharing award, if any, on a pre-tax basis subject to certain limitations of the Internal Revenue Code.
The Company provides a base matching contribution equal to 25% on the first 6% contributed by the participant and may provide an additional discretionary supplemental match, based on the financial performance of the Company, of up to an additional 25% on the first 6% contributed by the participant. The Company elected to match 45% and 50% of each dollar of pre-tax contributions up to 6% of participants’ compensation for 2006 and 2005, respectively. The Company’s Board of Directors has complete discretion to determine its matching contribution, if any, each year.
The Company may make additional supplemental profit sharing contributions to the Plan. All eligible U.S. employees, as defined, may receive these profit sharing contributions if they are actively employed as of December 31. No additional supplemental profit sharing contributions were made to the Plan during 2006.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
Participant accounts
Each participant has two separate accounts under each fund in which contributions have been invested on behalf of the participant. One account represents the participant’s contributions and earnings thereon (“Participant Account”) and the other account represents the employer’s contributions, made on behalf of the respective participant, and the earnings thereon (“Employer Account”). Forfeitures of terminated participants’ nonvested employer account balances are used to reduce future employer contributions.
Net assets available for Plan benefits of $39,915 and $23,521 were not allocated to participants’ accounts at December 31, 2006 and 2005, respectively, due to forfeitures during each Plan year.
Vesting
Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of the employer contributions begins at the conclusion of one year of service and vests ratably based on years of service. A participant is 100% vested after three years of credited service.
Payment of benefits
Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. In the case of a severe financial hardship, the Administrator at its sole discretion may direct distribution of all or a portion of a participant’s account, subject to certain restrictions.
Participant Loans
In the case of a financial hardship as defined by the Plan, a participant may apply to the Administrator for a loan. The Administrator in accordance with a uniform nondiscriminatory policy may direct the custodian to make a loan to a participant from their before-tax contribution account, subject to certain restrictions. Loans outstanding as of December 31, 2006, bear interest at rates ranging from 6.0 to 10.25% per annum. Loans outstanding as of December 31, 2005, bear interest rates ranging from 6.0 to 10.50% per annum.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
Termination at provisions
The Company anticipates and believes that the Plan will continue; however, the Company reserves the right to terminate the Plan at any time by an action of its Board of Directors. In the event of termination of the Plan, the assets then remaining will be allocated and distributed to participants in accordance with the terms and provisions of the Plan.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The following is a summary of the significant accounting policies of the Plan as sponsored by the Company.
Basis of accounting
The accompanying financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.
Benefit distributions
Distributions are recognized during the period in which they are paid to a Plan participant.
Investment valuation and income recognition
All investment accounts are included in the financial statements at fair value determined by quoted market prices as reported to the Plan by Schwab. Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
Administrative expenses
Administrative expenses of the Plan are paid by the Company, except for Personal Choice Retirement Account fees and other specific fund expenses.
Risks and uncertainties
The Plan provides for various investment options through the use of mutual funds and personal choice brokerage accounts. Investment securities are exposed to various risks, such as interest rate and market fluctuations. Due to the level of risk associated with certain investment securities, as well as the level of uncertainty related to changes in the value of the investment securities, it is possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.
NOTE 3 — INVESTMENTS:
The mix of funds available to participants for investment purposes allows for ease in participant selections and provides for appropriate diversification. A total of 18 funds are available to participants for investment purposes. Schwab manages the distribution of assets among funds and provides record keeping services. Additionally, participants may choose to invest in any stock listed on a major U.S. exchange, over 1,800 mutual funds, bonds and other fixed-income investments, and money market funds through the use of a Personal Choice Retirement Account.
The following table presents the fair value of the individual investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2006	2005
Allianz RCM Global Technology	$2,372,240	$2,740,538
Dreyfus Midcap Index Fund	2,750,006	2,569,098
EuroPacific Growth R3	3,757,628	2,226,034
Marsico Focus Fund	5,917,431	6,454,763
Schwab S&P 500 Fund	7,404,044	7,010,439
Schwab Stable Value Fund	7,298,666	7,534,333
T. Rowe Price New Horizons Fund	2,758,124	2,860,928

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 4 — FEDERAL INCOME TAX STATUS:
On July 17, 2002, the Internal Revenue Service advised that the Plan, as amended, is qualified and the trust thereunder is exempt from federal income tax pursuant to Section 401(a) of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS:
At December 31, 2006 and 2005, the Plan held shares of mutual funds managed by an affiliate of The Charles Schwab Trust Company, Trustee to the Plan. In addition, at December 31, 2006 and 2005, the Plan held 4,724 and 5,451 shares of Keithley Instruments, Inc. Common Stock, valued at $62,121 and $76,211, respectively. Transactions involving these investments are allowable party-in-interest transactions under ERISA.

Schedule I
KEITHLEY INSTRUMENTS, INC.
EIN # 34-0794417
PLAN NUMBER 003
RETIREMENT SAVINGS TRUST AND PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a)	(b)	(c)	(e)
		Description of investment
		including maturity date,
	Identity of issue, borrower, lessor, or	rates of interest, collateral,
	similar party	par, or maturity value	Current value
	Mutual Funds:
	Allianz RCM Global Technology	Registered Investment Co.	$2,372,240
	Cohen & Steers Realty Shares	Registered Investment Co.	1,467,892
	Dreyfus Midcap Index Fund	Registered Investment Co.	2,750,006
	Eaton Vance Income Fund	Registered Investment Co.	777,070
	EuroPacific Growth R3	Registered Investment Co.	3,757,628
	Heartland Value Fund	Registered Investment Co.	1,035,568
	Marsico Focus Fund	Registered Investment Co.	5,917,431
	PIMCO Total Return Fund Class D	Registered Investment Co.	2,166,021
*	Schwab Managed Retirement 2010	Common/Collective Trust	492,311
*	Schwab Managed Retirement 2020	Common/Collective Trust	2,363,189
*	Schwab Managed Retirement 2030	Common/Collective Trust	706,738
*	Schwab Managed Retirement 2040	Common/Collective Trust	267,185
*	Schwab S&P 500 Fund	Registered Investment Co.	7,404,044
*	Schwab Stable Value Fund	Common/Collective Trust	7,298,666
*	Schwab Total Stock Market Index Fund	Registered Investment Co.	1,319,297
	T. Rowe Price New Horizons Fund	Registered Investment Co.	2,758,124
	Van Kampen Comstock Fund Class A	Registered Investment Co.	2,302,312
	Vanguard Small Cap Index Fund	Registered Investment Co.	2,453,075

	Total Mutual Funds		47,608,797

	Personal Choice Retirement Account:
*	Keithley Instruments, Inc.		62,121
	Other Participant Directed Investments		2,245,922

	Total Personal Choice Retirement Account		2,308,043

*	Participant Loans	6.0% to 10.25%	117,858

	Total Investments		$50,034,698

(*)	Denotes an allowable party in interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEITHLEY INSTRUMENTS, INC. RETIREMENT SAVINGS TRUST AND PLAN (Name of Plan)
Date: June 15, 2007	/s/ Mark J. Plush
Mark J. Plush
Vice President and Chief Financial Officer Keithley Instruments, Inc., Plan Administrator